FORMULA SYSTEMS (1985) LTD.

October 14, 2010

VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC. 20545
USA

Re:	Formula Systems (1985) Ltd. Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2009 Filed April 29, 2010 and May 10, 2010, respectively File No. 0-29442

Dear Ms. Collins:

Reference is made to the letter dated August 23, 2010 (the “Comment Letter”) to Mr. Guy Bernstein, Chief Executive Officer of Formula Systems (1985) Ltd. (“Formula” and together with its subsidiaries, the “Company”) setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2009.

This letter sets forth Formula’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 40

Haplada St., Or Yehuda 60218 Israel  Tel: (972)-3-5389487 Fax: (972)-3-5389645 5

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

1.
Staff Comment:  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	discuss of the degree of uncertainty associated with the key assumptions; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer Section V of SEC Release No. 33-8350.

Company Response: We have determined that the estimated fair value substantially exceeds the carrying value for all of our reporting units and that none of our reporting units are at risk of failing step one of our goodwill impairment analysis.  As of December 31, 2009, the estimated fair values of our reporting units ranged from 12% to 49% above their carrying values. The Company will provide additional information in future fillings to clarify the disclosure.

A. Operating Results, page 43

2.
Staff Comment:  We note your disclosure in this section that the almost $30 million decline in your software services’ revenue in 2009 was the result of the devaluation of the NIS against the dollar. We also note from your disclosure on page 47 that the devaluation of the NIS against the dollar was greater in 2008 than in 2009. However, there is no discussion in your comparison of fiscal 2008 to 2007 of the impact of the currency devaluation on your revenues. Please tell us if the devaluation of the shekel against the dollar in 2008 materially affected Matrix’s revenues in that year.

Company Response: Revenues from the delivery of software services increased by 26.7% from $313.9 million in 2007 to $397.8 million in 2008.  This increase was attributable to the growth in Matrix’s revenues due to an increased demand for its services (approximately 12%) and due to the impact of the appreciation of the NIS against the dollar on translation into dollars of Matrix's revenues which are generated in NIS (approximately 15%).  The Company will ensure that these trends are clearly identified in future filings.

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

B. Liquidity and Capital Resources, page 47

Cash, page 47

3.
Staff Comment:  We note that there were material changes in working capital, but you do not appear to have disclosed why these changes occurred and how they impacted operating cash flow.  For example, we note that there were significant changes in receivables and other accounts payable yet the reasons for these changes are not evident from your disclosures or supplemental notes. Tell us how you considered disclosing the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows.  In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Company Response: The net increase in our working capital in the year ended December 31, 2009 as compared to the year ended December 31, 2008 is mainly attributable to (i) a decrease in dividend payable to our shareholders as a results of a dividend that had not been announced for the year ended December 31, 2009; (ii) offset by an immaterial decrease in our trade receivables balance as a result of increased collection efforts by our subsidiaries; and (iii) offset by an increase in other accounts payable mainly as a result of a dividend payable to Magic’s non-controlling interests.

The Company accepts the Staff’s comment and respectfully proposes to ensure that, in future filings, it will provide additional disclosure to comply with Release No. 33-8350.

Item 7. Major Shareholders and Related Party Transactions

Other Transactions, page 67

4.
Staff Comment:  We note your statement in this section that “from time to time, in our ordinary course of business, we engage in transactions with our subsidiaries and affiliates.” Item 7.B.1 of Form 20-F requires the disclosure of any transaction between the company and a related party that is material to either party, not only those transactions that are outside the ordinary course of business. Accordingly, please tell us if since the beginning of fiscal 2009 you have engaged in any transaction, or if you presently propose to engage in any transaction, involving goods, services, or tangible or intangible assets with any of your subsidiaries or affiliates that is material to either party.

Company Response: Since the beginning of fiscal 2009 we have not engaged in any transaction, nor do we presently propose to engage in any transaction, involving goods, services, or tangible or intangible assets with any of our subsidiaries or affiliates that is material to either party.

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

Item 11. Quantitative and Qualitative Disclosure about Market Risk, page 85

5.	Staff Comment: Please provide quantified information about your foreign currency risk exposures using one of the three alternatives as prescribed in Item 11 of Form 20-F.

Company Response: Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the New Israeli Shekel (“NIS”). An increase of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2009 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.2 million for that year and an increase in the U.S. dollar reporting value of our total revenues of $36.8 million for that year.  A decrease of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2009 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.3 million for that year and a decrease in the U.S. dollar reporting value of our total revenues of $33 million for the year.

Our earnings were not materially affected by fluctuations in the value of the euro as compared to the value of the NIS.

Item 15T. Controls and Procedures

(a) Disclosure Controls and Procedures, page 87

6.
Staff Comment: We note your disclosures regarding your disclosure controls and procedures; however, you do not appear to have disclosed a conclusion on the effectiveness of your disclosure controls and procedures. Please revise and amend to disclose whether your disclosure controls and procedures were effective as of December 31, 2009. See Item 15(a) of Form 20-F.

Company Response: Our management concluded that our disclosure controls and procedures were effective as of December 31, 2009.

The Company provided disclosure that “[o]ur management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures; (i) were designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure; and (ii) provided reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

the SEC’s rules and forms.”  This was intended to communicate that our management concluded that our disclosure controls and procedures were effective as of December 31, 2009.  The Company respectfully proposes to ensure that, in future filings, it will be more explicit about management’s conclusions on the effectiveness of our disclosure controls and procedures.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-5

7.
Staff Comment: You disclose on page 37 that you recognize revenue in two categories: the delivery of software services and the delivery of proprietary software solutions and that you have separated your subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues. Please tell us what you mean by this statement and tell us how your classification of revenues complies with Rule 5-03 of Regulation S-X.

Company Response: As disclosed in note 16F (page F-59) to the consolidated financial statements, the Company operates in two reportable business segments: IT Services (delivery of software services) and delivery of proprietary software solutions. The list of subsidiary companies included in each operating segment is also disclosed in note 16F. The statement “We have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues” on page 37 will be reworded in future filings to clarify and convey the above.

For presentation and to comply with rule 5-03 of Regulation S-X, the Company classifies revenues in the same two main categories mentioned above: delivery of software services and delivery of proprietary software solutions. On a consolidated basis each of the other types of revenues (such as for example: revenues from training; revenues from sales of hardware) are insignificant and less than 10% of the consolidated revenues; therefore, they have been appropriately combined with the main categories mentioned above for presentation purposes.

Note 1 – Summary of Significant Accounting Policies

P. Revenue Recognition, page F-22

8.
Staff Comment: We note that you appear to repeat portions of your revenue recognition policy and software development costs policy disclosure. Please clarify why you have repeated these disclosures within the same footnotes. For example, we note that you discuss the use of ASC 985 and the residual method on page F-22 and F-23. Similar concerns apply to the respective critical accounting policies.

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

Company Response: To avoid repeated disclosures, the Company respectfully proposes to revise its disclosure in future filings to remove the following paragraphs from the specified notes:

Note 1.L: “Software development costs incurred before technological feasibility has been established are charged to the statements of operations as incurred.”

Note 1.P: “In addition, there are certain arrangements involving multiple elements such as software product, maintenance and support. For these agreements ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence (“VSOE”) for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized in accordance with the “residual method” when VSOE does not exists for all the delivered elements and exist for all the delivered elements, and all other ASC 985 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of post contract support (“PCS”) is based on the price charged when PCS sold separately or renewed. The VSOE of consulting services is based on the price charged when the consulting services sold separately based on a time and material basis.”

9.
Staff Comment:  We note your disclosure on pages 38 and F-22 states that the Company uses the residual method when “VSOE does not exist for all the delivered items and exist[s] for all the delivered elements.”  Clarify whether you meant to state that the residual method is used when VSOE does not exist for all delivered items but exists for all undelivered elements. Otherwise, please clarify how your current accounting complies with ASC 985-605-25-10(e).

Company Response: We meant to state that the residual method is used when VSOE does not exist for all delivered items but exists for all undelivered elements.  The Company will revise its disclosure in future filings accordingly.

Note 13 – Commitments and Contingencies

E. Legal Proceedings, page F-48

10.
Staff Comment: You disclose that management has assessed the likelihood that the $13.7 million claim will be accepted by the arbitrator is “less then probable.” Please tell us whether this means reasonably possible or remote and tell us how your accounting complies with the guidance in ASC 450.

Company Response: Management has assessed that the likelihood that the $13.7 million claim will be accepted by the arbitrator is reasonably possible. The Company will revise its disclosure in future filings accordingly.

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

By disclosing the loss contingency in the notes to our financial statements, we have complied with the guidance in ASC 450.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Audit Opinion for Magic Benelux B.V.

11.
Staff Comment: We note the audit report indicates that the audit of Magic Benelux B.V. was conducted in accordance with Dutch law. Please tell us whether the audit was also performed in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). If so, please revise the audit report accordingly. See SEC Release 34-49708.

Company Response: According to PCAOB Rule 1001(p)(ii), the phrase “play a substantial role in the preparation or furnishing of an audit report” means “(1) to perform material services that a public accounting firm uses or relies on in issuing all or part of its audit report with respect to any issuer, or (2) to perform the majority of the audit procedures with respect to a subsidiary or component of any issuer the assets or revenues of which constitute 20% or more of the consolidated assets or revenues of such issuer necessary for the principal accountant to issue an audit report” on the issuer.

Magic Benelux B.V.’s auditors are not registered with the PCAOB, and they do not perform the two roles specified above with respect to the Company.  We note that both the revenues and the assets of Magic Benelux B.V., jointly and severally, represent less than 1% of the consolidated assets or revenues of the Company. As such, the audit of Magic Benelux B.V. was not performed in accordance with the standards of the PCAOB.

Audit Opinion for Magic (Onyx) Magyarország Szoftverház K ft.

12.	Staff Comment: Revise to include the city and state in which the audit opinion of Maria Negyeffy was issued in accordance with Rule 2-02(a) of Regulation S-X.

Company Response: Budapest and Hungary, respectively, are the city and state in which the audit opinion of Maria Negyeffy was issued.  The Company will revise its disclosure in future filings to include this information.

In connection with the responses to your comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Kathleen Collins
Division of Corporation Finance
October 14, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Nir Feller at 972-3-5389487.

Very truly yours,

/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

cc:           Richard H. Gilden
Ernest S. Wechsler